ORACLE

ORACLE PARTNERNETWORK
FULL USE PROGRAM DISTRIBUTION AGREEMENT

This Full Use Program Distribution Agreement ("agreement") includes the terms and definitions set out below and any orders you submit. This agreement is not effective until accepted by Oracle. If accepted, Oracle will notify you and the terms of this agreement will govern.

A.   Agreement Definitions

"You" and "your" refer to the entity that has entered into this agreement with Oracle America, Inc. ("Oracle") to distribute Oracle's programs and/or services with the value added package including your wholly and majority owned subsidiaries that you bind to this agreement ("subsidiary"). You warrant that you have the authority to bind your subsidiaries to the terms of this agreement and any applicable order with Oracle and further warrant that you shall be responsible for a breach of such terms by your subsidiaries.

The term "ancillary programs" refers to third party materials specified in the program documentation which may only be used for the purposes of installing or operating the programs with which the ancillary programs are delivered.

The term "distribution rights" refers to the right to distribute the programs, learning credits, and/or services to an end user with the value added package under the terms of this agreement.

The term "end user" refers to a third party that is licensed to use the programs for its own internal business operations subject to the terms of an end user license agreement as further provided for in this agreement. End user shall not include any public sector entity.

The term "end user license agreement" refers to an Oracle License and Services Agreement ("OLSA") or an existing license agreement between Oracle and the end user which is approved for use by Oracle as described in Section F.

The term "full use" refers to unaltered versions of the programs with all functions intact.

The term "learning credit" is defined in the license definitions and rules, which are incorporated in this agreement and which are available at http://partner.oracle.com (log in, select Membership / Agreements & Policies).

The term "media pack" refers to the media on which the programs may be delivered if the programs are not delivered electronically.

The term "Oracle Finance Division Contract" refers to a contract between you and Oracle (or one of Oracle's affiliates) that provides for payments over time of some or all of the sums due to Oracle under this agreement.

The term "Oracle PartnerNetwork" refers to Oracle's partner program that provides access to specified Oracle services, tools and resources. You can access the Oracle PartnerNetwork at http://partner.oracle.com.

The term "Partner Ordering Policy" refers to Oracle's Partner Ordering Policy in effect at the time an order is submitted to Oracle which is incorporated into this agreement and is subject to change at Oracle's discretion. You may access the current version of the Partner Ordering Policy at http://partner.oracle.com (log in, select Membership / Agreements & Policies).

The term "programs" refers to the software products owned or distributed by Oracle including program documentation, and any program updates acquired through technical support.

The term "program documentation" refers to the program user manual and program installation manuals. Program documentation is delivered with the programs, or documentation may be accessed online at http://oracle.com/contracts.

The term "public sector entity" is any government, legislature or decision making body, judiciary, instrumentality, department, or agency at any level (national, local, municipal or otherwise); entities managed, controlled or majority owned by government interests; public organizations or foundations of any kind (including political parties, political organizations, or political candidates); and any public international organization, such as, but not limited to, the International Red Cross, United Nations, or the World Bank.

The term "services" refers to technical support, Oracle On Demand services, or other services which you have ordered.

The term "technical support" consists of annual technical support services you have ordered for the programs consisting of any of the technical support levels defined in Oracle's technical support policies in effect at the time such technical support is ordered.

The term "value added package" refers to the hardware and/or software products and/or services having added value which are developed, sold, provided and/or licensed with the programs to an end user by you or value added sales assistance provided by you.

B.   Distribution Rights
In order to distribute programs, learning credits, and/or services, you and your subsidiaries must be members of the Oracle PartnerNetwork. Oracle grants you a nonexclusive, nontransferable right to distribute to end users the programs identified in the Database Knowledge Zone, the Middleware Knowledge Zone and any other knowledge zone for which you meet the reselling criteria. Oracle grants each subsidiary that is a member of the Oracle PartnerNetwork a nonexclusive, nontransferable right to distribute to end users the programs identified in the Database Knowledge Zone, the Middleware Knowledge Zone, and any other knowledge zone for which each such subsidiary meets the reselling criteria. All reselling criteria are subject to change at Oracle's discretion. Oracle also grants you a nonexclusive, nontransferable right to distribute learning credits and/or services to end users. You may order programs, learning credits, and/or services from Oracle as provided under this agreement only after you receive an end user's order for such products. Each program and/or learning credit and any services must be used only for the internal business operations of the end user. You may distribute the programs, learning credits, and/or services only in conjunction with your value added package. You may not distribute the programs, learning credits, and/or services to (i) yourself; (ii) to an affiliated entity; or (iii) to end users that are public sector entities. You shall not appoint any third party to distribute the programs, learning credits, and/or services. Oracle also grants you a nonexclusive, nontransferable right to distribute media packs that you order only to end users who have previously obtained a license for the programs. Some programs may also include any source code Oracle may provide as part of its standard shipment of such programs, which source code shall be governed by the terms of this agreement. Oracle may disclose information about the rights granted to you pursuant to this agreement to an Oracle Value Added Distributor ("Oracle VAD").

Oracle shall inform you of any notices and other instructions that are related to third party software components (including open source software) that are included in a program and that Oracle is required to distribute with such programs. These notices and other instructions shall be provided to you in at least one of the following ways, at Oracle's sole discretion: (a) automatically installed with the programs; (b) in the program documentation; or (c) via a supplemental list. You shall comply with all other instructions related to third party software components (including open source software) and you shall reproduce all third party notices in an appropriate location in the value added package and/or in its related documentation and include any associated source code (to the extent such source code is provided by Oracle), as required by the applicable notices or as otherwise directed by Oracle.

Oracle may request that you acquire any third party, royalty-free license offered generally to the public that Oracle, in its reasonable discretion, determines may be necessary to avoid a claim of infringement for distribution of any program or other Oracle software either by Oracle or by you under the terms of this agreement. In the event you fail to acquire such license, Oracle may terminate this agreement with respect to the relevant program(s) and/or other software on thirty (30) days written notice, and whether or not this agreement is terminated, Oracle shall have no obligation to indemnify you under Section I (Indemnification) for any claim of infringement that would have been avoided by the acquisition of such license.

Oracle grants you a nonexclusive, nontransferable right to distribute to end users the first year of technical support from Oracle for the programs distributed to such end users at the time that you place the order for such programs. If technical support is ordered, the term of such technical support begins on the date the programs are shipped, or ordered if shipment is not required, or as otherwise stated in your order with Oracle. When you distribute first year technical support you must inform end users that technical support (including the renewal of such technical support) is subject to Oracle's technical support policies in effect at the time the services are provided. The technical support policies, incorporated in this agreement, are subject to change at Oracle's discretion; however, Oracle will not materially reduce the level of services provided for programs during the period for which fees for technical support have been paid. You and the end user should review the policies prior to entering into the order for the applicable services. You and/or the end user may access the current version of the technical support policies at http://oracle.com/contracts. If you distribute first year technical support to an end user, you must inform the end user of the annual technical support fees that Oracle would charge for second year technical support if renewed through Oracle. You may access the current guidelines regarding the pricing of the second year of technical support at http://partner.oracle.com (log in, select Membership / Agreements & Policies).

C.   Trial Licenses for Programs

You may order trial licenses for the programs for distribution to end users. Oracle grants you a nonexclusive, nontransferable right to distribute trial licenses, to no more than 50 end users at any one time, for the end users' own internal evaluation purposes (and not for development, prototype, training, or technical support purposes) by referring the end users to Oracle's electronic delivery website located at http://edelivery.oracle.com. In addition, Oracle may include additional programs with an order that the end user may use for trial, non-production purposes only.

The end user may not use trial licenses for the programs or additional programs included with an order to attend training provided by you or a third party on the content and/or functionality of the programs. The end user has 30 days from the delivery date to evaluate these programs, subject to the terms of this agreement and the terms provided in any order. If the end user decides to use any of these programs after the 30 day trial period, the end user must obtain a license for such programs and you must pay Oracle a fee for any trial licenses that you distribute that extend for more than 30 days. If the end user decides not to obtain a license for any programs after the 30 day trial period, the end user will cease using and will delete any such programs from the end user's computer systems. Programs licensed for trial purposes or additional programs included with an order are provided "as is" and Oracle does not provide technical support or offer any warranties for these programs.

D.   Ownership and Restrictions

Oracle or its licensors retain all ownership and intellectual property rights to the programs and learning credits. Oracle retains all ownership and intellectual property rights to anything developed by Oracle and/or delivered to you under this agreement. Each end user may make a sufficient number of copies of each program for the licensed use and one copy of each program media. All other rights are reserved, and this agreement does not grant any rights, whether by implication, estoppel, or otherwise, other than those rights specifically described in this agreement.

The programs may contain third party technology. Third party technology will be licensed to you either under the terms of this agreement or, if specified in the program documentation or otherwise as set forth in section B, under separate license terms ("separate terms") and not under the terms of this agreement ("separately licensed third party technology").
Oracle is required in certain cases to provide notices to you and will do so in accordance with section B. For clarity, the mere existence of such a notice will not change the terms under which third party technology is licensed to you.

Your rights to use (including without limitation the right to distribute) separately licensed third party technology under the separate terms are not restricted in any way by this agreement. However, solely with respect to separately licensed third party technology that is part of the program, and is used: (i) in unmodified form; (ii) as part of the program; (iii) in accordance with the license grant for the relevant program and all other terms and conditions of this agreement, and (iv) in compliance with the separate terms, Oracle will provide indemnification for separately licensed third party technology to the same extent as Oracle is required to provide indemnification for the program under the terms of this agreement. Oracle will provide indemnification for third party technology that is part of the program and not separately licensed third party technology to the same extent as Oracle is required to provide indemnification for the program under the terms of this agreement.

You may not:
- distribute the programs or learning credits except in conjunction with the value added package;
- use the programs except as expressly provided in this agreement;

- use the learning credits for your own business operations;
- remove or modify any program markings or any notice of Oracle's or its licensors' proprietary rights;
- rent, lease, or timeshare the programs, or the learning credits or provide subscription services for the programs, or the learning credits, or permit your end users to do so (unless Oracle expressly permits such access for the specific program license the end user has acquired), or distribute the programs or learning credits in any manner except as provided under this agreement;
- cause or permit reverse engineering (unless required by law for interoperability), disassembly, or decompilation of the programs (the foregoing prohibition includes but is not limited to review of data structures or similar materials produced by programs);
- disclose results of any program benchmark tests without Oracle's prior written consent;
- engage in any conduct that may be detrimental to Oracle or to the programs or the learning credits;
- enter into any agreement which requires you to take any actions that are in conflict with the terms of this agreement.

E. Order Terms

Prior to submitting an order to Oracle, you must obtain an order from the end user for the programs, learning credits, and/or services ordered. The end user order must clearly identify (1) the programs including the license metrics and quantity, (2) the learning credits, and/or (3) the services being ordered and shall be subject to a valid end user license agreement. Each order placed by you must be complete and shall be subject to the terms of this agreement and the terms in the Partner Ordering Policy. You should review the Partner Ordering Policy prior to entering into the order for programs, learning credits and/or services. With each order for programs, learning credits and/or services you shall provide the information set out in the Partner Ordering Policy or the information in the required fields of any online ordering system and any other information required by Oracle for processing the order. Your order must be complete when submitted to Oracle and may not (a) require any concessions (including requiring Oracle to perform any obligations or to incur any liability not set forth in your order to Oracle) or (b) be changed after it is submitted to Oracle. Oracle reserves the right to accept or reject any order submitted by you in its sole discretion.

Upon request, you will provide Oracle with a copy of the end user license agreement and any amendments and documents that together with the end user license agreement form the complete end user license agreement, and any ordering documents or purchase agreements between you and the end user related to the order, with pricing information or any other information reasonably deemed confidential or proprietary removed because the copies you provide Oracle will not be considered confidential information. For programs and/or services, at a minimum you must provide information related to the programs and/or services, including but not limited to, the end user's name, the programs and/or services distributed, the number of users, the license levels, the license grant to the end user, any definitions related to licensing metrics, the date of the order, and any other information reasonably requested by Oracle. For learning credits, at a minimum, you must provide information related to the learning credits, including but not limited to, the end user's name, the learning credits distributed, the date of the order, and other information reasonably requested by Oracle.

Where (i) the acquisition of programs, learning credits, and/or technical support is financed or leased, or (ii) the end user license agreement or order refers to any payments other than net 30 day payment terms, then you will comply with Oracle's financing and leasing policies which can be accessed at http://partner.oracle.com (log in, select Membership / Agreements & Policies) by ensuring that the end user and any funder have received those policies, and where applicable, have acknowledged that they will comply with those policies.

F. License Agreement

It is your responsibility to ensure that any distribution of programs, learning credits, and/or services to an end user is subject to a legally binding end user license agreement for the programs, learning credits, and/or services that you order. The end user license agreement must be a legally binding written agreement between Oracle and the end user consisting of either Oracle's current OLSA or an existing license agreement between Oracle and the end user which is approved for use by Oracle.

The order between you and the end user shall expressly state that the applicable order is subject to and incorporates the terms and conditions of the end user license agreement. Each order submitted by you to Oracle, shall specify whether the end user license agreement will be (a) the OLSA accepted by the end user online, (b) the OLSA shipped with the programs as a shrinkwrap license, (c) the OLSA executed by the end user pursuant to the Partner Ordering Policy or (d) an existing license agreement between Oracle and the end user which Oracle has approved for use in accordance with

the Partner Ordering Policy. If the order submitted by you indicates that the OLSA will be executed by the end user, you must provide the signed agreement to Oracle when you submit your order. You may obtain a copy of Oracle's current standard OLSA at http://partner.oracle.com (log in, select Membership / Agreements & Policies). You agree to inform Oracle promptly if you are aware of any breach of an end user license agreement.

G. Fees and Taxes

You may place an order for programs, learning credits, and/or services with Oracle Corporation or any local majority owned subsidiary of Oracle Corporation (both of which are referred to in this agreement as an "Oracle group company") or an Oracle VAD. You agree to pay the applicable Oracle group company or the appropriate Oracle VAD a fee for programs, learning credits, and/or services ordered and/or distributed under this agreement as specified in the order. Fees for programs, learning credits, and/or services will be paid directly to the entity to which you submit the order. You also may place an order for media packs with an Oracle group company provided that the end user has previously obtained a license for the programs and you agree to pay the applicable Oracle group company the fee specified on the Oracle PartnerNetwork web site. You will not be relieved of your obligation to pay any fees owed to the Oracle group company by the nonpayment of such fees by your end user. Oracle VADs and partners are free to determine the fees charged to partners and end users, respectively for program licenses, learning credits, and technical support. Any order placed with the Oracle group company will be subject to the applicable Oracle price list and discount terms in effect at the time the order is submitted. To view the applicable Oracle price lists and discount terms, you must log into the OPN web site at http://partner.oracle.com (log in, select Membership / Agreements & Policies). It is your responsibility to access the applicable Oracle price lists to obtain current information. When an order is placed pursuant to an Oracle enterprise price list you must inform the end user in the applicable end user ordering document that if the end user exceeds the license quantity specified in the applicable end user ordering document, then incremental license and technical support (if technical support is ordered) fees will be due from such end user to Oracle. You agree to quote incremental license and technical support (if technical support is ordered) fees to the end user in the ordering document in which the applicable programs are originally ordered. In addition, you must include the quoted incremental license and technical support (if technical support is ordered) fees in your order to Oracle. If the applicable Oracle price list changes after you issue a valid written quote for program licenses, or learning credits and/or services to an end user, for 90 days after the date you submit the quote to the end user, the fee applicable to the programs, learning credits, and/or services identified in the quote shall be based on the Oracle price list in effect on the date you submitted the quote to the end user. In the event that Oracle University publishes a price promotion on the Oracle PartnerNetwork website for learning credits, notwithstanding any discount terms on the Oracle PartnerNetwork website or in this agreement, your sole and exclusive discount on the promotional learning credits shall be 15% off the promotion price.

All fees payable to the applicable Oracle group company are due within 30 days from the invoice date. You also agree to pay any sales, value-added or other similar taxes imposed by applicable law that the applicable Oracle group company must pay based on the programs, learning credits, and/or services you ordered, except for taxes based on Oracle's income. You agree and you will obtain your end users' written agreement that you and your end users have not relied on the future availability of any programs, learning credits, or services in entering into the payment obligations in the applicable order, however, (a) if you order technical support for programs for distribution to end users, the preceding sentence does not relieve Oracle of its obligation to provide updates to such end users, if-and-when available, in accordance with Oracle's then current technical support policies and (b) the preceding sentence does not change the rights granted to your end users for any program licensed by Oracle under the applicable order per the terms of the applicable order and this agreement. Oracle reserves the right to check your credit rating periodically during the term of this agreement and to modify these payment terms in the event that there is a material change in your credit rating. Fees listed in this agreement are exclusive of value added tax and/or similar sales taxes. Such taxes shall be charged at the appropriate rate by the applicable Oracle group company in addition to its stated fees and shall be shown separately on the relevant invoice. Payments shall be in U.S. dollars or in the local currency designated by the applicable Oracle group company or the appropriate Oracle VAD. Upon your submission of an order to the applicable Oracle group company, this payment obligation is non-cancelable, and the sum paid is nonrefundable, is not subject to set-off for any reason, and is not subject to the completion or occurrence of any event after the date your order is submitted to Oracle, other than the shipment of programs by Oracle if required and Oracle's obligation to provide annual technical support services to end users if ordered.

H.   Warranties, Disclaimers and Exclusive Remedies

Warranties that apply to your licensed use of the programs are provided by Oracle to you pursuant to the Oracle PartnerNetwork agreement between you and Oracle. Warranties that apply to the end user's licensed use of the programs are provided to the end user pursuant to the end user license agreement.

THE LEARNING CREDITS ARE PROVIDED "AS IS" WITHOUT ANY WARRANTY OF ANY KIND. INCLUDING, WITHOUT LIMITATION, ALL WARRANTIES OF MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE, OR ANY OTHER WARRANTY, WHETHER EXPRESSED OR IMPLIED. YOU UNDERSTAND AND AGREE THAT YOU SHALL NOT MAKE ANY WARRANTY ON ORACLE'S BEHALF WITH RESPECT TO SUCH LEARNING CREDITS.

TO THE EXTENT PERMITTED BY LAW, THESE WARRANTIES ARE EXCLUSIVE AND THERE ARE NO OTHER EXPRESS OR IMPLIED WARRANTIES OR CONDITIONS INCLUDING WARRANTIES OR CONDITIONS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

I.   Indemnification

If a third party makes a claim against you that any program infringes their intellectual property rights based on your distribution of the programs in accordance with the terms of this agreement, Oracle, at its sole cost and expense, will defend you against the claim and indemnify you from the damages, liabilities, costs and expenses awarded by the court to the third party claiming infringement or the settlement agreed to by Oracle, if you do the following:

- notify the General Counsel, Oracle Legal Department, promptly in writing, not later than 30 days after you receive notice of the claim (or sooner if required by applicable law);
- give Oracle sole control of the defense and any settlement negotiations; and
- give Oracle the information, authority, and reasonable assistance Oracle needs to defend against or settle the claim.

If Oracle believes or it is determined that any of the programs may have violated a third party's intellectual property rights based on your distribution of the programs, Oracle may choose to either modify the program to be non-infringing (while substantially preserving its utility or functionality) or obtain a license to allow for continued use, or if these alternatives are not commercially reasonable, Oracle may end the license for the applicable program and refund any fees you may have paid to Oracle for it and any unused, prepaid technical support fees you have paid to Oracle for the license. Oracle will not indemnify you if you alter a program or distribute it for purposes outside the scope of use identified in the user documentation or if you distribute a version of the program which has been superseded, if the infringement claim could have been avoided by distributing an unaltered current version of the program which was provided to you. Oracle will not indemnify you to the extent an infringement claim is based upon a program not provided by Oracle. Oracle will not indemnify you to the extent that an infringement claim is based upon the combination of any program with any products or services not provided by Oracle. Oracle will not indemnify you for infringement caused by your actions against any third party if the Oracle program(s) as delivered to you and distributed in accordance with the terms of this agreement would not otherwise infringe any third party intellectual property rights. If a third party makes a claim against Oracle that a program, when used in combination with any product or services provided by you, infringes their intellectual property rights, and such claim would have been avoided by the exclusive use of the program, you will indemnify Oracle. This section provides your exclusive remedy for any infringement claims or damages.

J.   Term and End of Agreement

This agreement shall begin on the effective date specified herein unless you accept the terms of this agreement online, in which case the effective date shall be as set forth in an email from Oracle confirming Oracle's acceptance of this agreement. The term of this agreement shall continue for 2 years. If your membership in the Oracle PartnerNetwork expires or is terminated, you will not be permitted to distribute programs, learning credits, and/or services until your membership is made current. When this agreement expires or terminates, in order to keep distributing the programs, learning credits and/or services, you must execute the then current version of Oracle's distribution agreement and the agreement will be subject to acceptance by Oracle, and Oracle may require you to complete certain training and assessment requirements to Oracle's satisfaction. If either of us breaches a material term of this agreement and fails to correct the breach within 30 days of written specification of the breach, then the breaching party is in default and the non-breaching party may terminate this agreement. If Oracle ends this agreement as specified in the preceding sentence, you must pay within 30 days from notification of the termination all amounts which have accrued prior to such end, as well as sums remaining unpaid for programs, learning credits, and/or services received under this agreement plus related taxes and expenses. If Oracle ends the license for a program under the Indemnification section, you must pay within 30 days from notification of the termination all amounts remaining unpaid for services related to such license which have accrued prior to such end plus related taxes and expenses. In addition, if Oracle terminates this agreement as provided under this section, Oracle also may terminate your Oracle PartnerNetwork agreement and your membership in the Oracle PartnerNetwork. Except for nonpayment of fees, the non-breaching party may agree, in its sole discretion, to extend the 30 day period for so long as the breaching party continues reasonable efforts to cure the breach. You agree that if you are in default under this agreement, you may not place orders for and/or distribute the programs, learning credits, and/or services. You also agree that if you have used an Oracle Finance Division Contract to pay for fees due under this agreement and you are in default under that contract, you may not distribute the programs and/or services that are subject to such contract. The end users' rights to use the programs and or learning credits, properly distributed by you under this agreement shall survive termination of this agreement, unless such rights are otherwise terminated in accordance with the applicable end user license agreement. Provisions that survive termination or expiration are those relating to limitation of liability, infringement indemnity, payment, ethical business practices, and others which by their nature are intended to survive.

K.   Nondisclosure
By virtue of this agreement, the parties may have access to information that is confidential to one another ("confidential information"). We each agree to disclose only information that is required for the performance of obligations under this agreement. Confidential information shall be limited to the terms and pricing under this agreement, and all information clearly identified as confidential at the time of disclosure.

A party's confidential information shall not include information that: (a) is or becomes a part of the public domain through no act or omission of the other party; (b) was in the other party's lawful possession prior to the disclosure and had not been obtained by the other party either directly or indirectly from the disclosing party; (c) is lawfully disclosed to the other party by a third party without restriction on the disclosure; or (d) is independently developed by the other party.

We each agree to hold each other's confidential information in confidence for a period of three years from the date of disclosure. Also we each agree to disclose confidential information only to those employees or agents who are required to protect it against unauthorized disclosure. In addition, you agree that you may not disclose to investors or potential investors information regarding Oracle's financial performance or your company's financial performance specifically related to Oracle programs and/or services without prior written consent from Oracle's Investor Relations group. Nothing shall prevent (1) either party from disclosing the terms or pricing under this agreement or orders submitted under this agreement in any legal proceeding arising from or in connection with the terms of this agreement, (2) Oracle from disclosing to an Oracle VAD information about the status of your membership in the Oracle PartnerNetwork or the programs, learning credits and/or services you are permitted to distribute under this agreement, or (3) either party from disclosing the confidential information to a federal or state governmental entity as required by law.

L.   Trademarks and Copyrights
You are authorized to use Oracle's trademarks and service marks (the "Oracle trademarks") to refer to the associated Oracle products and services. Your use of the Oracle trademarks shall comply with Oracle's trademark usage guidelines, and all goodwill based upon use of the Oracle trademarks shall inure to Oracle's benefit. Oracle's trademark usage guidelines, incorporated in this agreement, are subject to change. You may access Oracle's trademark usage guidelines at http://partner.oracle.com (log in, select Membership / Agreements & Policies). In marketing, promoting or licensing the programs, you agree to make it clear that Oracle is the source of the programs. You shall retain all notices, including copyright and trademark notices, on the programs and any copies of the programs. You shall not modify the programs and shall deliver the programs exactly as you receive them or have Oracle deliver the programs in the original media.

M.   Relationships between Parties
In all matters relating to this agreement, you will act as an independent contractor. This agreement does not create a partnership, joint venture, agency, employee/employer, lobbyist/lobbyist employer relationship, or franchisee/franchisor relationship between the parties. Except with regard to your distribution of first year Oracle technical support to the end users and Oracle's obligation to ship programs in connection with orders that comply with the terms of this agreement if requested to do so, neither party will represent that it has any authority to assume or create any obligation, express or implied, on behalf of the other party, nor to represent the other party as agent, employee, franchisee, or in any other capacity. Nothing in this agreement shall be construed to limit either party's right to independently develop or distribute

software that is functionally similar to the other party's product, so long as proprietary information of the other party is not included in such software or used to create such software.

### N.	Privacy

If you provide Oracle with personal information concerning your customers, prospects or employees, Oracle will only use the information in manners consistent with those specified in this agreement to accomplish their purposes, or as otherwise indicated at the time Oracle collects such information. This information may be maintained by Oracle in data centers in the United States and may be accessed by Oracle's global personnel as required for business purposes. You agree to provide all relevant notices and obtain any consents required to share the information with Oracle.

If Oracle provides you with personal information concerning Oracle's partners, customers, prospects or employees, you agree that you will permit access to and use of such information solely in connection with the sale of Oracle products or services and for the limited purpose(s) for which it was provided by Oracle under this agreement. You also agree to comply with all laws that apply to your use of this information for such purposes. The requirements of this section do not apply to either party's relationships with its customers.

From time to time, the parties may exchange information regarding marketing and sales opportunities through Oracle's partner management application. Both parties agree to use any such information in compliance with the terms of this agreement and Oracle's Partner Management Opportunity Routing Policy, the current version of which is located at http://partner.oracle.com (log in, select Membership / Agreements & Policies).

### O.	URLs

It is your responsibility to regularly monitor all applicable URLs referenced in this agreement. You confirm that you have access to the Internet and confirm that prior to entering into this agreement you have read the policies on the websites referenced above and agree to the terms and conditions set out in those policies. You undertake that you will visit the websites referenced above on a regular basis so that you are aware of any amendments Oracle may make to those policies from time to time.

### P.	Ethical Business Practices

You acknowledge and agree that you and your owners, directors, officers, employees or agents have not, and will not, make or promise to make corrupt payments of money or anything of value, directly or indirectly, to any government or public international organization officials, political parties, or candidates for political office, or employee of a commercial customer or supplier, for the purpose of obtaining or retaining business or securing any improper advantage. You agree to accurately document all transactions related to this agreement in your financial books, records, statements, and in reports or other documents provided to Oracle. You agree to comply with the terms of the Oracle Partner Code of Conduct and Business Ethics, which is available at http://partner.oracle.com (log in, select Membership / Agreements & Policies). You agree that any violation of this section constitutes just cause for the immediate termination by Oracle of this agreement without any liability incurred by Oracle to you. You will also indemnify and hold Oracle, Oracle Corporation, and subsidiaries, parents and affiliates harmless from any claims, losses and liabilities resulting from any breach of any of your obligations under this section. The obligations under this section shall survive the termination or expiration of this agreement.

### Q.	Entire Agreement

You agree that this agreement and the information which is expressly incorporated into this agreement by written reference (including reference to information contained in an URL or referenced policy), together with the applicable order, are the complete agreement for each order that you place with Oracle for programs, learning credits, and/or services, and that this agreement supersedes all prior or contemporaneous agreements or representations, written or oral, regarding such programs, learning credits, and/or services. Moreover, you agree that any rights you may have to distribute learning credits under any Oracle PartnerNetwork Education Distribution Agreement shall be replaced and superceded by the rights to distribute learning credits under this agreement. If any term of this agreement is found to be invalid or unenforceable, the remaining provisions will remain effective and such term shall be replaced with a term consistent with the purpose and intent of this agreement. It is expressly agreed that the terms of this agreement and any order with Oracle shall supersede the terms in any purchase order or other non-Oracle ordering document and no terms included in any such purchase order or other non-Oracle ordering document shall apply to the programs, learning credits, and/or services ordered. This agreement and any order with Oracle may not be modified and the rights and restrictions may not be altered or waived except in a writing signed or accepted online through an Oracle online ordering system by authorized representatives of you and of Oracle. Any notice required under this agreement shall be provided to the other party in writing.

R. Limitation of Liability

NEITHER PARTY SHALL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, OR ANY LOSS OF PROFITS, REVENUE, DATA, OR DATA USE. ORACLE'S MAXIMUM LIABILITY FOR ANY DAMAGES ARISING OUT OF OR RELATED TO THIS AGREEMENT OR YOUR ORDER, WHETHER IN CONTRACT OR TORT, OR OTHERWISE, SHALL BE LIMITED TO (A) THE AMOUNT OF FEES YOU PAID ORACLE UNDER THIS AGREEMENT, AND IF SUCH DAMAGES RESULT FROM YOUR DISTRIBUTION OF PROGRAMS OR SERVICES OR LEARNING CREDITS, SUCH LIABILITY SHALL BE LIMITED TO THE FEES YOU PAID ORACLE FOR THE DEFICIENT PROGRAM OR SERVICES OR RELEVANT LEARNING CREDITS GIVING RISE TO THE LIABILITY OR (B) IF YOU ORDERED PROGRAMS, LEARNING CREDITS, AND/OR SERVICES THROUGH AN ORACLE VAD, THE AMOUNT OF FEES THAT YOU WOULD HAVE PAID TO ORACLE UNDER THIS AGREEMENT HAD YOU ORDERED DIRECTLY FROM ORACLE, AND IF SUCH DAMAGES RESULT FROM YOUR DISTRIBUTION OF PROGRAMS OR SERVICES OR LEARNING CREDITS, SUCH LIABILITY SHALL BE LIMITED TO THE FEES THAT YOU WOULD HAVE PAID ORACLE FOR THE DEFICIENT PROGRAM OR SERVICES OR RELEVANT LEARNING CREDITS GIVING RISE TO THE LIABILITY HAD YOU ORDERED DIRECTLY FROM ORACLE.

S. Export

Export laws and regulations of the United States and other relevant local export laws and regulations apply to the programs. You agree that such export control laws govern your use and distribution of the programs (including technical data) and any services deliverables provided under this agreement, and you agree to comply with all such export laws and regulations (including "deemed export" and "deemed re-export" regulations). You agree that no data, information, program and/or materials resulting from services (or direct product thereof) will be exported, directly or indirectly, in violation of these laws, or will be used for any purpose prohibited by these laws including, without limitation, nuclear, chemical, or biological weapons proliferation, or development of missile technology.

T. Other

1. This agreement is governed by the substantive and procedural laws of the State of California and you and Oracle agree to submit to the exclusive jurisdiction of, and venue in, the courts in San Francisco, San Mateo, or Santa Clara counties in California in any dispute arising out of or relating to this agreement.

2. If you have a dispute with Oracle or if you wish to provide a notice under Section I (Indemnification) of this agreement, or if you become subject to insolvency or other similar legal proceedings, you will promptly send written notice to: Oracle America, Inc., 500 Oracle Parkway, Redwood Shores, California, United States, 94065, Attention: General Counsel, Legal Department.

3. You may not assign this agreement or give or transfer the programs and/or any services ordered or an interest in them to another individual or entity. If you grant a security interest in the programs and/or any services deliverables, the secured party has no right to use or transfer the programs and/or any services.

4. Except for actions for nonpayment or breach of Oracle's proprietary rights, no action, regardless of form, arising out of or relating to this agreement may be brought by either party more than two years after the cause of action has accrued.

5. You agree that you will keep accurate books and records in connection with the activities under this agreement. Upon 45 days written notice, Oracle may audit your distribution of the programs and learning credits and your activities under this agreement. Any such audit shall not unreasonably interfere with your normal business operations. You agree to cooperate with Oracle's audit and provide reasonable assistance and access to information including but not limited to relevant books, records, agreements, servers, technical personnel, and order reporting systems. Upon Oracle's request, you will also provide to Oracle a system generated list of the Oracle program licenses distributed to end users under this agreement during the time period specified by Oracle and any supporting documentation requested by Oracle pursuant to the terms of Section E Order Terms for the purposes of validating the completeness and accuracy of your obligations under this agreement. You agree to pay within 30 days of written

notification any fees applicable to your distribution of the programs in excess of your license rights and any underpaid fees. If you do not pay, Oracle can end your technical support, licenses, the validity of any learning credits, and this agreement and/or may choose not to accept your application to renew this agreement at such time of renewal. Upon Oracle's request, you agree to audit end user(s) and report the findings to Oracle, or assign your right to audit end user(s) to Oracle. You agree that Oracle shall not be responsible for any of your costs incurred in cooperating with this audit.

6. The Uniform Computer Information Transactions Act does not apply to this agreement or any order hereunder.

U. Force Majeure

Neither of us shall be responsible for failure or delay of performance if caused by: an act of war, hostility, or sabotage; act of God, pandemic, electrical, internet, or telecommunication outage that is not caused by the obligated party; government restrictions (including the denial or cancellation of any export or other license); other event outside the reasonable control of the obligated party. We both will use reasonable efforts to mitigate the effect of a force majeure event. If such event continues for more than 90 days, either of us may cancel unperformed services upon written notice. This section does not excuse either party's obligation to take reasonable steps to follow its normal disaster recovery procedures or your obligation to pay for programs delivered or services and/or learning credits provided

The effective date of this Agreement shall be April 30, 2010 ~~200~~ *[to be completed by Oracle]*

PARTNER	STRATEGIC TECHNOLOGIES, INC		ORACLE AMERICA, INC
PARTNER ADDRESS	301 GREGSON DR, CARY, NC 27511		
PARTNER FAX NO	919-379-8100		
Authorized Signature	[signature]	Authorized Signature	[signature]
Name	ERIC B. MOHOT, CAM	Name	Noel Francisco
Title	SENIOR CONTRACTS ANALYST	Title	Contract Specialist
Signature Date	MARCH 9, 2010	Signature Date	April 30, 2010
Agreement No		*[to be completed by Oracle]*	

US-OPN-FUDA-447805-04-30-APR-10

Approved by Customer Contracts Dept
for STI Execution
By: ebr
Date: 3-9-10

DESIGNATION OF ORACLE
VALUE ADDED DISTRIBUTOR ATTACHMENT
to the
ORACLE PARTNERNETWORK
FULL USE PROGRAM DISTRIBUTION AGREEMENT

This Attachment notifies us of the intent for you to purchase programs identified by Oracle as technology programs from the following Oracle Value Added Distributor ("VAD"). Avnet, Inc. This Attachment shall be governed by and subject to the terms of the Oracle PartnerNetwork Full Use Program Distribution Agreement between you and Oracle effective April 30, 2010(*date to be completed by Oracle*) and any amendments or addenda thereto (the "Agreement") and the terms set forth below. All defined terms contained in the Agreement and used herein shall have the same meaning unless modified herein. The terms of this Attachment are applicable to your distribution of Oracle technology programs in the United States only

You are authorized to purchase Oracle technology programs for distribution from only one Oracle VAD during any given time period and you may not change from the VAD designated above for a period of one year from the effective date of this Attachment. Thereafter, you may change your VAD in accordance with the requirements set forth below by providing Oracle with 30 days prior written notice and complying with the following requirements.

1 Send an e-mail indicating your intention to transition to another VAD, including the name of the new VAD, to Oracle at the following email address vadapps_us@oracle.com

2 Adequately close the credit relationship with your then current VAD Closure of the credit relationship is determined by each VAD. The relinquishing VAD may challenge any transition by notice to Oracle in writing within the above mentioned 30 days

3 Submit a signed Designation of Oracle Value Added Distributor Attachment to Oracle through the new VAD.

4 Oracle will only consider requests to transition to another VAD that are made in March, June, September or December; if approved, your request will be effective 30 days following receipt by Oracle of such request.

Any exceptions to the above must be submitted in writing by you and approved by appropriate Oracle management Terms 1 through 4 set forth above shall survive termination or expiration of the Agreement and this Attachment. By executing this Attachment, you understand and agree that regardless of whether or not the Agreement and this Attachment have expired and whether or not you have entered into a new agreement with Oracle governing your distribution of Oracle technology programs and a corresponding Designation of Oracle Value Added Distributor Attachment, you may not request to transition to another VAD during the following months of any year January, February, April, May, July, August, October, or November.

Notwithstanding the above, Oracle retains the right to approve or deny any transition request.
The effective date of this Attachment shall be April 30, 2010 *(date to be completed by Oracle)*

Partner Company Name: Strategic Technologies, Inc	ORACLE AMERICA, INC.
Signature: [signature], CPM	Signature: [signature]
Name: Eric E. Moinet, CPM	Name: Noel Francisco
Title: Senior Contracts Analyst	Title: Contract Specialist
Signature Date: March 9, 2010	Signature Date: April 30, 2010

Partner Fax No 919-379-8100 Agreement No ____________ *(to be completed by Oracle)*

US-OPN-VDL-447805-04-30-APR-10

OPN.VDL.Tech_Avnet_v033106

Approved by Customer Contracts Dept for STI Execution
By: [initials]
Date: 3-9-10